# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHARTER COMMUNICATIONS, INC. /MO/, CIK 0001091667
CUSIP: 16119P108
Title of class of securities: Class A Common Stock, $0.001 Par Value
Address of issuer's principal executive offices: 400 Washington Blvd., Stamford, Connecticut (CT), 06902
Date of event which requires filing of this statement: 05/16/2025
Filed by CIK 0001106770
Persons authorized to receive notices and communications: Michael D. Fricklas, Advance/Newhouse Partnership, One World Trade Center, New York, New York (NY), 10007, (212) 286-6900; Robert B. Schumer, Esq., Paul, Weiss, 1285 Avenue of the Americas, New York, New York (NY), 10019, (212) 373-3000; Michael Vogel, Esq., Paul, Weiss, 1285 Avenue of the Americas, New York, New York (NY), 10019, (212) 373-3000

## Reporting persons
- Advance/Newhouse Partnership (CIK 0001106770): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 19,139,641; shared voting power 0; sole dispositive power 19,139,641; shared dispositive power 0; aggregate amount beneficially owned 19,139,641 (12.2% of the class)
  Comment: Row (2): The Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among the Issuer, former Charter Communications, Inc., Liberty Broadband Corporation ("Liberty") and Advance/Newhouse Partnership ("A/N") as amended on May 18, 2016 (the "Second Amended and Restated Stockholders Agreement") contains provisions relating to the ownership and voting by the Reporting Persons in respect of their A/N Notional Shares (as defined below). The Reporting Persons expressly disclaim the existence of and membership in a group with Liberty. See Item 6 of the Schedule 13D.
  
  Row (2): Michael A. Newhouse, who beneficially owns 5,263 shares of Class A Common Stock, is a Trustee of Advance Long-Term Management Trust, Director and Executive Vice President of Newhouse Broadcasting Corporation, Director and Co-President of Advance Publications Inc. and Executive Vice President of Advance/Newhouse Partnership. Samuel I. Newhouse, III, who beneficially owns 489 shares of Class A Common Stock, is a Trustee of Advance Long-Term Management Trust, a Director and Executive Vice President of Newhouse Broadcasting Corporation, a Director and Co-President of Advance Publications, Inc. and Executive Vice President of Advance/Newhouse Partnership. The Reporting Persons expressly disclaim the existence of and membership in a group with Michael A. Newhouse and Samuel I. Newhouse, III.
  
  Rows (7), (9) and (11): Consists of (i) 3,136,511 shares of Class A Common Stock, par value $0.001 per share ("Class A Common Stock") of the Issuer and (ii) 16,003,130 shares of Class A Common Stock issuable upon conversion of the Class B Common Units ("Class B Common Units") of Charter Communications Holdings, LLC ("Charter Holdings"), in each case, held by A/N. Upon request by A/N, the 16,003,130 Class B Common Units owned by A/N will be converted, at the Issuer's option, into either (x) shares of Class A Common Stock of the Issuer on a one-for-one basis or (y) cash based on the volume-weighted average price of the Class A Common Stock for the two consecutive trading days immediately prior to the date of delivery of an exchange notice by A/N. A/N also owns one share of Class B Common Stock of the Issuer, which entitles A/N to vote on any matter submitted for a vote of the holders of Class A Common Stock of the Issuer such number of votes equal to the number of shares of Class A Common Stock into which the Class B Common Units held by A/N and its affiliates are convertible or exchangeable, as applicable, in each case, assuming only shares of Class A Common Stock of the Issuer are delivered upon conversion or exchange (the "A/N Notional Shares"). Does not include the 5,263 shares of Class A Common Stock beneficially owned by Michael A. Newhouse or the 489 shares of Class A Common Stock beneficially owned by Samuel I. Newhouse, III.
  
  Row (13): For purposes of calculating beneficial ownership in this statement on Schedule 13D (this "Statement"), the total number of shares of Class A Common Stock outstanding as of March 31, 2025, is approximately 140.36 million. The percentage provided represents the number of shares of Class A Common Stock beneficially owned by the applicable Reporting Person on an as-converted, as-exchanged basis divided by the sum of (i) the amount of Class A Common Stock outstanding as of March 31, 2025, plus (ii) the amount of Class A Common Stock issued upon exchange of the 452,776 Class B Common Units pursuant to the previously disclosed letter agreement, dated as of December 23, 2016 (as amended by the previously disclosed letter agreement, dated as of December 21, 2017 and supplemented by the letter agreement dated February 23, 2021, the "Share Repurchase Agreement"), plus (iii) the amount of Class A Common Stock issuable upon exchange or conversion, as applicable, of the Class B Common Units held by A/N.
- Newhouse Broadcasting Corporation: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 19,139,641; shared voting power 0; sole dispositive power 19,139,641; shared dispositive power 0; aggregate amount beneficially owned 19,139,641 (12.2% of the class)
  Comment: Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.
- Advance Publications, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 19,139,641; shared voting power 0; sole dispositive power 19,139,641; shared dispositive power 0; aggregate amount beneficially owned 19,139,641 (12.2% of the class)
  Comment: Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.
- Newhouse Family Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 19,139,641; shared voting power 0; sole dispositive power 19,139,641; shared dispositive power 0; aggregate amount beneficially owned 19,139,641 (12.2% of the class)
  Comment: Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.
- Advance Long-Term Management Trust: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 19,139,641; shared voting power 0; sole dispositive power 19,139,641; shared dispositive power 0; aggregate amount beneficially owned 19,139,641 (12.2% of the class)
  Comment: Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 Par Value
Name of issuer: CHARTER COMMUNICATIONS, INC. /MO/
Address of issuer's principal executive offices: 400 Washington Blvd., Stamford, Connecticut (CT), 06902
Comment:
This Amendment No. 18 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), which was jointly filed on May 27, 2016, the amended Statement on Schedule 13D, which was jointly filed on December 28, 2016, the amended Statement on Schedule 13D, which was jointly filed on December 21, 2017, the amended Statement on Schedule 13D, which was jointly filed on August 6, 2018, the amended Statement on Schedule 13D, which was jointly filed on July 30, 2019, the amended Statement on Schedule 13D, which was jointly filed on February 5, 2020, the amended Statement on Schedule 13D, which was jointly filed on March 2, 2021, the amended Statement on Schedule 13D, which was jointly filed on March 30, 2021, the amended Statement on Schedule 13D, which was jointly filed on February 8, 2022, the amended Statement on Schedule 13D, which was jointly filed on February 15, 2022, the amended Statement on Schedule 13D, which was jointly filed on February 23, 2022, the amended Statement on Schedule 13D, which was jointly filed on March 1, 2022, the amended Statement on Schedule 13D, which was jointly filed on March 3, 2022, the amended Statement on Schedule 13D, which was jointly filed on March 21, 2023, the amended Statement on Schedule 13D, which was jointly filed on July 25, 2023, the amended Statement on Schedule 13D, which was jointly filed on October 5, 2023, the amended Statement on Schedule 13D, which was jointly filed on October 17, 2023, the amended Statement on Schedule 13D, which was jointly filed on November 2, 2023 and is filed on behalf of Advance/Newhouse Partnership, a New York general partnership ("A/N"), Newhouse Broadcasting Corporation, a New York Corporation ("NBCo"), Advance Publications, Inc., a New York corporation ("API"), Newhouse Family Holdings, L.P., a Delaware limited partnership ("NFH") and Advance Long-Term Management Trust, a New Jersey trust ("Advance Long-Term Trust" and, together with A/N, NBCo, API and NFH, the "Reporting Persons" and each, a "Reporting Person") with respect to (i) the shares of Class A Common Stock, par value $0.001 per share ("Class A Common Stock"), of Charter Communications, Inc., a Delaware corporation (the "Issuer" or "Charter") that are directly or indirectly held by the Reporting Persons and (ii) the shares of Class A Common Stock into which the Class B Common Units ("Class B Common Units") of Charter Communications Holdings, LLC ("Charter Holdings") that are directly or indirectly held by the Reporting Persons are exchangeable or convertible, as applicable.

On May 16, 2025, the Issuer, entered into a Transaction Agreement (the "Transaction Agreement") by and among the Issuer, Charter Holdings, and Cox Enterprises, Inc. ("Cox Parent"), pursuant to which (i) Cox Parent (or a subsidiary thereof) will sell and transfer to the Issuer (or a subsidiary thereof) 100% of the equity interests of certain subsidiaries of Cox Communications, Inc. ("Cox") that conduct Cox's commercial fiber and managed IT and cloud services businesses, (ii) Cox Parent (or a subsidiary thereof) will contribute the equity interests of Cox (after its conversion into a limited liability company pursuant to the pre-closing restructuring described in the Transaction Agreement) and certain other assets (other than certain excluded assets) primarily related to Cox's residential cable business to Charter Holdings and (iii) Cox Parent will contribute $1.00 to Charter Holdings (the transactions described in clauses (i)-(iii), collectively, the "Transaction").

In connection with the transactions contemplated by the Transaction Agreement, as detailed below, A/N entered into a voting agreement and an amendment to the Share Repurchase Agreement. A/N has also agreed to negotiate in good faith and enter into certain other agreements at the closing of the Transaction (the "Closing").

This Amendment is being filed for purposes of disclosing (i) the amendment to the Share Repurchase Agreement, (ii) the voting agreement between A/N, the Issuer and Cox Parent, and (iii) the agreement of A/N to negotiate in good faith and enter into certain other agreements among the Issuer and A/N at the closing of the Transaction.

## Item 4. Purpose of Transaction
Purpose of transaction: The information with respect to the Transaction Agreement set forth in Item 6 is incorporated herein by reference to the extent responsive to this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended and supplemented to read as follows:

(a) The Reporting Persons are the beneficial owner of 19,139,641 shares of Class A Common Stock (including Class B Common Units on an as-converted, as-exchanged basis). The 19,139,641 shares of Class A Common Stock constitute approximately 12.20% of the outstanding shares of Class A Common Stock, based on approximately 140.36 million shares of Class A Common Stock outstanding as of March 31, 2025. In addition, Michael A. Newhouse is the beneficial owner of 5,263 shares of restricted Class A Common Stock received by him in connection with his services as a director of the Issuer and Samuel I. Newhouse, III, is the beneficial owner of 489 shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is amended and supplemented to read as follows:

(b) The Reporting Persons have the sole power to (i) vote or direct the voting of 19,139,641 shares of Class A Common Stock beneficially owned by them as described in the Schedule 13D (including Class B Common Units on an as-converted, as-exchanged basis) and (ii) dispose or direct the disposition of such shares, in each case, subject to the terms of the previously disclosed Operating Agreement, Exchange Agreement and Second Amended and Restated Stockholders Agreement, as described in the Schedule 13D. Michael Newhouse has sole voting and dispositive power over 5,263 shares of restricted Class A Common Stock beneficially owned by him. Samuel I. Newhouse, III, has sole voting and dispositive power over the 489 shares of Class A Common Stock beneficially owned by him.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is supplemented as follows:

Voting Agreement

In connection with the transactions contemplated by the Transaction Agreement, on May 16, 2025, A/N entered into a voting agreement (the "A/N Voting Agreement") with the Issuer and Cox Parent, pursuant to which, subject to certain conditions, A/N has committed to vote its shares of the Issuer Class A common stock and Class B common stock beneficially owned as of the applicable record date for the applicable stockholders meeting representing, as of May 16, 2025, approximately 12% of the total voting power of the issued and outstanding shares of the Issuer common stock in favor of the relevant amendment to the certificate of incorporation of the Issuer that will occur at the Closing (the "Certificate Amendment") and the Equity Issuance (as defined in the Transaction Agreement) at any meeting of the stockholders of the Issuer called to vote upon such matters and against any action or proposal in favor of any Charter Acquisition Proposal (as defined in the Transaction Agreement), provided that, if the Board effects a change of recommendation in accordance with the Transaction Agreement, the number of shares held by A/N subject to the foregoing voting requirements shall be limited to 9.9% of the total voting power of shares of the Issuer's common stock with any shares in excess of such amount to be voted on such matters in A/N's discretion (the "Voting Obligation"). The Voting Obligation will terminate immediately following the Issuer's receipt of the requisite stockholder approvals with respect to the Certificate Amendment and Equity Issuance (subject to limited exceptions). In addition, A/N has agreed not to transfer any of its shares of the Issuer's common stock, provided that the foregoing transfer restriction will not apply to, among other things, the transfer by A/N of its shares of common stock in the Issuer to the Issuer pursuant to existing buyback arrangements pursuant to the Second Amended and Restated Stockholders Agreement and other transfers so long as A/N retains voting control or the transferee agrees, in a prior signed agreement reasonably satisfactory to the Issuer and Cabot Parent, to be bound by and comply with the provisions of the A/N Voting Agreement. These transfer restrictions will terminate immediately following the Issuer's receipt of the requisite stockholder approvals with respect to the Certificate Amendment and Equity Issuance. Under the A/N Voting Agreement, the Issuer has agreed to indemnify A/N for certain losses incurred in connection with or arising out of the A/N Voting Agreement, including, subject to certain conditions, reasonable fees and expenses of A/N incurred in the defense of any such claim brought by a third party. The A/N Voting Agreement will terminate upon, among other events, the termination of the Transaction Agreement in accordance with its terms.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Voting Agreement, a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

A/N Repurchase Letter Amendment

On May 16, 2025, the Issuer and A/N entered into an amendment (the "Repurchase Letter Amendment") to the Share Repurchase Agreement (as amended and supplemented from time to time), by and between the Issuer and A/N, which sets forth, among other things, the updated terms of A/N's participation in the Issuer's share repurchases going forward.

Under the Repurchase Letter Amendment, A/N will sell to the Issuer or to Charter Holdings, generally on a monthly basis, a number of shares of the Issuer's Class A common stock or Charter Holdings common units that represents a pro rata participation by A/N and its affiliates in any repurchases of shares of the Issuer's Class A common stock from persons other than A/N effected by the Issuer during the immediately preceding calendar month, at a purchase price equal to the average price paid by the Issuer for the shares repurchased from persons other than A/N, Liberty or Cox Parent during such immediately preceding calendar month and excluding repurchases in privately negotiated transactions or deemed repurchases due to cashless exercise of or payment of withholding taxes with respect to director, officer or employee equity awards of the Issuer. The right to participate pro rata in repurchases on the terms and conditions set forth in the Repurchase Letter Amendment is effective only from the earlier of the Closing and the Cox Transaction Termination (as described in the Transaction Agreement) (such earlier date, the "Trigger Date"), and the Issuer has the right to terminate this arrangement (i) prior to the sixth anniversary of the Trigger Date, if an unforeseen circumstance arises that would cause the continued repurchases to result in any significant adverse impact to the Issuer as determined by the Issuer in good faith or (ii) at any time after such sixth anniversary. A/N has the right to terminate or suspend the repurchase arrangement at any time. Prior to the Trigger Date, the Share Repurchase Agreement shall remain in full force and continue to govern A/N's participation in the Issuer's share repurchases, subject to certain amendments set forth in the Repurchase Letter Agreement.

The foregoing description of the Repurchase Letter Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the Repurchase Letter Amendment, a copy of which is attached as Exhibit 10.2 hereto and incorporated herein by reference.

The Transaction Agreement provides for the following agreements with A/N, which will be amended at the Closing:

o a third amended and restated stockholders agreement (the "Amended Stockholders Agreement"), by and among the Issuer, Cox Parent and A/N, which will amend and restate the Second Amended and Restated Stockholders Agreement;
o a second amended and restated limited liability company agreement of Charter Holdings (the "Amended LLC Agreement"), by and among the Issuer, Cox Parent, A/N and the other parties thereto, which will amend and restate the Operating Agreement;
o an amended and restated tax receivables agreement (the "Amended TRA"), by and among the Issuer, Cox Parent, A/N and the other parties thereto, which will amend and restate the Tax Receivables Agreement, dated as of May 18, 2016, by and among the Issuer, A/N and the other parties thereto;
o an amended and restated exchange agreement (the "Amended Exchange Agreement"), by and among the Issuer, Cox Parent, A/N and the other parties thereto, which will amend and restate the Exchange Agreement; and
o an amended and restated registration rights agreement, by and among the Issuer, Cox Parent and A/N (the "Amended RRA" and collectively with the Amended Exchange Agreement, the Amended TRA, the Amended LLC Agreement, the letter agreement (the "Cox Letter Agreement"), by and among the Issuer, Charter Holdings and Cox Parent, regarding Cox Parent's participation in share repurchases by the Issuer, the Amended Stockholders Agreement and any other agreements contemplated to be entered into in connection with the Transaction, the "Ancillary Agreements"), which will amend and restate the Registration Rights Agreement.

Forms of the Ancillary Agreements are attached to the Transaction Agreement or will be negotiated by the parties prior to the Closing in accordance with the terms set forth in the Transaction Agreement.

The Amended Stockholders Agreement provides, among other things, that at the Closing, the number of directors of the Issuer will continue to be fixed at thirteen, the Liberty director designees will resign from the Board, and Cox Parent will be entitled to select three designees to the Board. At the Closing, A/N's two director designees will continue to serve on the Board. Going forward, each of Cox Parent and A/N will be entitled to designate one, two or three nominees to be elected as directors provided that each maintains certain specified voting or equity ownership thresholds. Each of Cox Parent and A/N will be entitled to appoint one or more directors to each of the committees of the Board, subject to applicable stock exchange listing rules and certain specified voting or equity ownership thresholds for each of Cox Parent and A/N and other limited exceptions, provided that the nominating and compensation committees will have at least a majority of directors unaffiliated with Cox Parent and A/N. Cox Parent and A/N also will have certain other committee designation and governance rights. Additionally, the Amended Stockholders Agreement provides that each of Cox Parent and A/N will be subject to certain limits on acquisitions of the Issuer shares (30% in the case of Cox Parent; 19% in the case of A/N). In addition, any shares owned by Cox Parent or A/N in excess of its applicable voting cap (30% in the case of Cox Parent; 15% in the case of A/N) must be voted in proportion to the public stockholders of the Issuer, other than with respect to certain specified matters. Each of Cox Parent and A/N will be subject to certain standstill provisions and will not be permitted to form a group, within the meaning of Regulation 13D, with each other or otherwise have arrangements or understandings concerning the Issuer except as otherwise permitted by the Amended Stockholders Agreement. Each of Cox Parent and A/N will be entitled to preemptive rights to maintain their respective percentage equity ownership of the Issuer in certain specified circumstances and to the extent that each maintains certain specified thresholds of equity ownership in the Issuer. Each of Cox Parent and A/N will be subject to certain restrictions on their ability to sell, transfer or dispose of their securities in the Issuer. The rights of each of Cox Parent and A/N under the Amended Stockholders Agreement will generally terminate as such party falls below certain equity ownership thresholds, subject to certain grace periods during which such party can return its ownership or voting interest to the applicable threshold. At the Closing, the Issuer will amend its certificate of incorporation (the "Certificate Amendment") in the form attached as an exhibit to the Transaction Agreement in order to, among other things, reflect the agreed-upon governance terms in the Amended Stockholders Agreement and the authorization of the new Class C common stock of the Issuer.

The Amended Stockholders Agreement also provides that at the Closing, Alexander C. Taylor, Chairman and Chief Executive Officer of Cox Parent, will serve as the Chairman of the Board for an initial three-year term (unless Mr. Taylor ceases to serve as a member of the Board prior thereto). The lead independent director of the Board at the Closing will be Eric L. Zinterhofer, current Non-executive Chairman of the Board. Following Mr. Taylor's term as Chairman, the Board will return to its normal annual process. Additionally, following Mr. Taylor's term as Chairman, Christopher L. Winfrey, the Chief Executive Officer of Charter, will serve as Chairman of the Board; provided that if Mr. Winfrey is no longer a member of the Board or is unwilling to serve as Chairman, then Mr. Zinterhofer instead will serve as Chairman (subject to his continued membership on the Charter Board and willingness to serve). At the Closing, the Issuer will amend its bylaws in the form attached as an exhibit to the Transaction Agreement in order to provide, among other things, for supermajority director voting requirements (i.e., 75% of the full Board including at least one Cox Parent designee) in connection with the Board's ability to modify certain of the agreed-upon governance terms set forth in the Amended Stockholders Agreement during Mr. Taylor's initial term as Chairman.

The Amended Stockholders Agreement further provides, among other things and subject to the conditions and limitations set forth therein, that no later than one year following the Closing, the Issuer will change its name to "Cox Communications, Inc."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Voting Agreement, dated as of May 16, 2025, by and among Charter Communications, Inc., Cox Enterprises, Inc. and Advance/Newhouse Partnership (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on May 19, 2025).

Exhibit 10.2 - Amendment to Letter Agreement, dated as of May 16, 2025, by and between Charter Communications, Inc. and Advance/Newhouse Partnership (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Issuer on May 19, 2025).

## Signatures
- Advance/Newhouse Partnership: /s/ Oren Klein, Oren Klein, Chief Financial Officer (05/20/2025)
- Newhouse Broadcasting Corporation: /s/ Oren Klein, Oren Klein, Chief Financial Officer (05/20/2025)
- Advance Publications, Inc.: /s/ Oren Klein, Oren Klein, Chief Financial Officer (05/20/2025)
- Newhouse Family Holdings, L.P.: /s/ Michael A. Newhouse, Michael A. Newhouse, Trustee, Advance Long-Term Management Trust as General Partner (05/20/2025)
- Advance Long-Term Management Trust: /s/ Michael A. Newhouse, Michael A. Newhouse, Trustee (05/20/2025)